SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  SCHAWK, INC.
                                (Name of Issuer)

                Class A Common Stock, par value $0.008 per share
                         (Title of Class of Securities)

                                    806373106
                                 (CUSIP Number)

                                 Edward A. Mule
           Silver Point Capital, L.P., Two Greenwich Plaza, 1st Floor,
                          Greenwich, Connecticut 06830
                                 (203) 618-2660

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 31, 2005
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806373106                 13D                    Page 2 of 12 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Silver Point Capital, L.P.
                                                   22-3849636
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 121,761
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 121,761
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 121,761
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 Less than 0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806373106                 13D                    Page 3 of 12 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Edward A. Mule
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 121,761
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 121,761
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 121,761
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 Less than 0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806373106                 13D                    Page 4 of 12 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Robert J. O'Shea
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 121,761
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 121,761
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 121,761
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 Less than 0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806373106                 13D                    Page 5 of 12 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                       Silver Point Capital Management, L.L.C.
                                       77-0595716
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 121,761
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 121,761
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 121,761
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 Less than 0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806373106                 13D                    Page 6 of 12 Pages

Item 1.     Security and Issuer.

     This statement relates to the Class A common stock, par value $0.008 per share (the "Common Stock"), of Schawk, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1695 River Road, Des Plaines, IL 60018.


Item 2.     Identity and Background.

     (a) This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Silver Point Capital Management, L.L.C., a Delaware limited liability company ("Management"), Mr. Edward A. Mule and Mr. Robert J. O'Shea with respect to the ownership of the shares of Common Stock by Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Capital Offshore Fund, Ltd. (the "Offshore Fund"). Silver Point is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by the Fund and the Offshore Fund. Management is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by the Fund and the Offshore Fund. Mr. Edward A. Mule and Mr. Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by the Fund and the Offshore Fund. Silver Point, Management and Messrs. Mule and O'Shea are hereinafter sometimes collectively referred to as the "Reporting Persons." The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, dated February 10, 2005, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

         By virtue of that certain Stock Purchase Agreement (attached hereto as Exhibit B), dated as of December 17, 2004 (the "Agreement"), by and among the Company, Seven Worldwide, Inc., KAGT Holdings, Inc. ("Holdings") and the stockholders of Holdings (the "Stockholders"), including the Fund and the Offshore Fund, and by virtue of that certain Governance Rights Agreement, dated as of January 31, 2005 (the "Governance Agreement"), attached hereto as Exhibit C, as each is more fully described in Items 4 and 6 below, the Reporting Persons may be deemed to be a group with the other Stockholders. Although the Reporting Persons do not affirm that such a "group" has been formed, this disclosure is being made to ensure compliance with the Act. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the Fund and the Offshore Fund, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by any person or entity other than the Fund and the Offshore Fund.

     (b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

     (c) The principal business of Silver Point is serving as an investment manager for investment funds. The principal business of Management is serving as the general partner of Silver Point. The principal business of Messrs. Mule and O'Shea is serving as members of Management and managing other affiliated entities.

CUSIP No. 806373106                 13D                    Page 7 of 12 Pages

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Silver Point is a limited partnership organized under the laws of the State of Delaware. Management is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Mule and O'Shea is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

       This Statement relates to the Agreement, pursuant to which on January 31, 2005 the Company purchased all outstanding shares of common stock, par value $0.01 per share, of Holdings for total consideration of approximately $191 million, consisting of approximately $122.4 million in cash and 4,000,000 shares of Common Stock. Pursuant to the Agreement, in consideration for their shares of Holdings, the Company paid a certain amount of cash to each of the Fund and the Offshore Fund as well as 36,528 shares of Common Stock to the Fund and 85,233 shares of Common Stock to the Offshore Fund.

Item 4.     Purpose of the Transaction.

     The Fund and the Offshore Fund acquired Common Stock as partial consideration for transferring their common equity interest in Holdings to the Company on January 31, 2005. The Company issued an additional 4,000,000 shares of Common Stock to effect the issuance to the Fund, the Offshore Fund and the other Stockholders. In addition, pursuant to the Governance Agreement, attached hereto as Exhibit C, the Stockholders have the right to designate one director to the board of directors of the Company for as long as they collectively own more than 10% of the Company's outstanding Common Stock. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 806373106                 13D                    Page 8 of 12 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Silver Point Capital, L.P.
            (a) Aggregate number of shares beneficially owned: 121,761
                       Percentage: Less than 0.1% The percentages used herein and in the rest of this Schedule 13D are calculated based upon 25,765,353 shares of Common Stock issued and outstanding, which includes the 21,765,353 shares of Common Stock issued and outstanding as of October 31, 2004 as reflected in the Company's Quarterly Report on Form 10-Q filed on November 4, 2004, plus 4,000,000 shares of Common Stock issued on January 31, 2005 pursuant to the Agreement.
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 121,761
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 121,761
            (c) On January 31, 2005, pursuant to the Agreement, as partial consideration for their shares of Holdings, the Fund and the Offshore Fund acquired 36,528 shares and 85,233 shares, respectively, of Common Stock.
            (d) Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Fund and the Offshore Fund. Messrs. Mule and O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Fund and the Offshore Fund. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.
            (e) Not applicable.

      B. Edward A. Mule
            (a) Aggregate number of shares beneficially owned: 121,761
                        Percentage: Less than 0.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 121,761
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 121,761
            (c) On January 31, 2005, pursuant to the Agreement, as partial consideration for their shares of Holdings, the Fund and the Offshore Fund acquired 36,528 shares and 85,233 shares, respectively, of Common Stock.

            (d) Silver Point is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Fund and the Offshore Fund. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Fund and the Offshore Fund. Mr. O'Shea is a member of Management (as is Mr. Mule) and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Fund and the Offshore Fund. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

            (e) Not applicable.

CUSIP No. 806373106                 13D                   Page 9 of 12 Pages

      C. Robert J. O'Shea
            (a) Aggregate number of shares beneficially owned: 121,761
                       Percentage: Less than 0.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 121,761
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 121,761
            (c) On January 31, 2005, pursuant to the Agreement, as partial consideration for their shares of Holdings, the Fund and the Offshore Fund acquired 36,528 shares and 85,233 shares, respectively, of Common Stock.
            (d) Silver Point is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Fund and the Offshore Fund. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Fund and the Offshore Fund. Mr. Mule is a member of Management (as is Mr. O'Shea) and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Fund and the Offshore Fund. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.
            (e) Not applicable.

      D. Silver Point Capital Management, L.L.C.
            (a) Aggregate number of shares beneficially owned: 121,761
                       Percentage: Less than 0.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 121,761
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 121,761
            (c) On January 31, 2005, pursuant to the Agreement, as partial consideration for their shares of Holdings, the Fund and the Offshore Fund acquired 36,528 shares and 85,233 shares, respectively, of Common Stock.
            (d) Silver Point is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Fund and the Offshore Fund. Messrs. Mule and O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Fund and the Offshore Fund. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.
            (e) Not applicable.

CUSIP No. 806373106                 13D                   Page 10 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            The Agreement, a copy of which is attached hereto as Exhibit B, provides, among other things, that each stock certificate evidencing shares of Common Stock issued to the Stockholders, and each certificate issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with the restrictive legend set forth therein.

         The Governance Agreement, a copy of which is attached hereto as Exhibit C, provides, among other things, that the Stockholders have the right to designate one director to the board of directors of the Company for as long as they collectively own more than 10% of the Company's outstanding Common Stock. In addition, the Governance Agreement provides that the Stockholders have the right to receive interim financial and other information for so long as they collectively own more than 5% of the Company's outstanding Common Stock.

      That certain Registration Rights Agreement, dated as of January 31, 2005 (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit D, provides the Stockholders, among other things, with demand and piggyback registration rights. For six months following the closing date, both the Stockholders and the Principal Stockholders of the Company (as defined in the Registration Rights Agreement) are restricted in the disposal of their shares of Common Stock. The Company has the right to limit the registration of shares by both the Stockholders and the Principal Stockholders of the Company in certain circumstances including prior to or during any underwritten offering made pursuant to a registration statement of the Company.

         The Agreement, the Governance Agreement and the Registration Rights Agreement are attached hereto as Exhibits B, C and D, respectively, to this
Schedule 13D, and the descriptions thereof are qualified in their entirety by reference thereto.

Item 7.     Material to be Filed as Exhibits.

Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B - Stock Purchase Agreement, dated as of December 17, 2004. (Incorporated by reference to the Company's Report on Form 8-K filed on December 20, 2004)

Exhibit C - Governance Agreement, dated as of January 31, 2005. (Incorporated by reference to the Company's Report on Form 8-K filed on February 2, 2005)

Exhibit D - Registration Rights Agreement, dated as of January 31, 2005. (Incorporated by reference to the Company's Report on Form 8-K filed on February 2, 2005)

CUSIP No. 806373106                 13D                   Page 11 of 12 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 10, 2005

                                    SILVER POINT CAPITAL, L.P.
                                    By: SILVER POINT CAPITAL MANAGEMENT,
                                        L.L.C., its General Partner

                                    /s/ Edward A. Mule
                                    ---------------------
                                    By: Edward A. Mule
                                    Its:  Managing Member

                                    SILVER POINT CAPITAL MANAGEMENT, L.L.C.

                                    /s/ Edward A. Mule
                                    ---------------------
                                    By: Edward A. Mule
                                    Its:  Managing Member

                                    /s/ Edward A. Mule
                                    ---------------------
                                    Name: Edward A. Mule, individually


                                    /s/ Robert J. O'Shea
                                    ---------------------
                                    Name: Robert J. O'Shea, individually

CUSIP No. 806373106                 13D                   Page 12 of 12 Pages

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

       (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

       (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 10, 2005

                                    SILVER POINT CAPITAL, L.P.
                                    By: SILVER POINT CAPITAL MANAGEMENT,
                                        L.L.C., its General Partner

                                    /s/ Edward A. Mule
                                    ---------------------
                                    By: Edward A. Mule
                                    Its:  Managing Member


                                    SILVER POINT CAPITAL MANAGEMENT, L.L.C.

                                    /s/ Edward A. Mule
                                    ---------------------
                                    By: Edward A. Mule
                                    Its:  Managing Member


                                    /s/ Edward A. Mule
                                    ---------------------
                                    Name: Edward A. Mule, individually


                                    /s/ Robert J. O'Shea
                                    ---------------------
                                    Name: Robert J. O'Shea, individually